Exhibit 21.1

Subsidiaries of Woodforest Financial Group, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Sun Belt Bancshares Corporation	Delaware
Woodforest National Bank	Texas
Woodforest Capital Trust I	Delaware
Woodforest Statutory Trust II	Connecticut
Woodforest Statutory Trust III	Connecticut
Woodforest Statutory Trust IV	Connecticut
Woodforest Statutory Trust V	Connecticut
Woodforest Financial Services, Inc.	Texas
Delta Card Services Texas, L.L.C.	Texas
Delta Card Services Delaware, L.L.C.	Delaware
Texas DCS, Ltd.	Texas
Woodforest Plaza, L.L.C.	Texas
Woodforest Plaza II, L.L.C.	Texas